Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

UDF IV Adjourns 2024 Annual Meeting of Stockholders Due to Lack of Quorum

Preliminary Vote Count Indicates that Shareholders Who Submitted Votes Overwhelmingly Support Re-election of UDF IV Trustees

Steven J. Finkle, Lawrence S. Jones, J. Heath Malone and Phillip K. Marshall Will Continue to Serve on the Board of Trustees

IRVING, Texas – December 11, 2024 – United Development Funding IV (“UDF IV” or the “Trust”) today announced that the Trust’s 2024 Annual Meeting of Stockholders (the “Annual Meeting”) was convened and adjourned without conducting the business of the meeting because a sufficient number of the Trust’s common shares of beneficial interest to constitute a quorum as required under the Trust’s bylaws were not present either virtually or represented by proxy. The UDF IV Board of Trustees has determined that it will not reconvene the Annual Meeting. As a result, the Trust’s four Independent Trustee nominees - Steven J. Finkle, Lawrence S. Jones, J. Heath Malone and Phillip K. Marshall – will continue to serve on the Trust’s Board of Trustees until the 2025 Annual Meeting of Stockholders, should such a meeting be held.

The UDF IV Board issued the following statement:

We appreciate the support that we have received from our shareholders throughout this process. Unfortunately, despite NexPoint's ongoing efforts to advance its self-serving proxy contest and its continued dissemination of false and misleading statements about the Trust and the Board over the last several months, NexPoint chose not to attend the Annual Meeting, vote its shares, or submit the votes it had collected on its green proxy cards -- votes entrusted to NexPoint by UDF IV shareholders.

We believe NexPoint's actions directly prevented us from reaching the quorum threshold at the meeting, despite shareholders holding over a majority of the outstanding shares submitting proxies. Its decision to abstain from voting or submitting the collected proxy votes appears to have been driven by the fact that shareholders rejected NexPoint's candidates in favor of the Trust's candidates. Out of the 30,663,551 shares outstanding on the record date, shareholders voted a minimum of 10,824,887 shares for the reelection of each of Steven J. Finkle, Lawrence S. Jones, J. Heath Malone and Phillip K. Marshall (including shares voted through Broadridge and other intermediaries). We have been advised by our proxy solicitor that the highest number of shares voted “For” the election of one of the NexPoint nominees through Broadridge (and other intermediaries) was 3,314,986 shares.

Including an additional 2,098,610 shares owned of record by NexPoint Real Estate Opportunities, LLC and its Shareholder Associated Persons, as defined in the Trust's bylaws, and assuming those shares would have been voted for the NexPoint nominees, shareholders still would have voted 66.66% in favor of the Trust's candidates.

Had NexPoint submitted the votes it collected on the green proxy cards, we believe a quorum would have been reached and UDF IV's Independent Trustee nominees would have been reelected by a margin of approximately three to one. Given the clear and unequivocal support for UDF IV's nominees, we have decided not to reconvene the Annual Meeting. We believe doing so would further waste resources defending against NexPoint's baseless and disruptive actions.

We remain committed to protecting and advancing the interests of UDF IV shareholders, including working to satisfy the conditions for the pending acquisition of UDF IV by Ready Capital Corporation, which we expect to close in the first half of 2025.

NexPoint's recent statements make it clear that it is continuing its campaign to undermine our efforts to protect and enhance shareholder value with the goal of taking control of the Trust's assets. We expect to deliver a proxy statement with additional information regarding our proposed merger with Ready Capital in the near term and look forward to the next chapter for the Trust. We urge NexPoint to act in the interest of all shareholders, respect the overwhelming vote of UDF IV shareholders and cease its disruptive, value-destructive behavior.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH READY CAPITAL

The Ready Capital transaction is subject to the approval of UDF IV shareholders and other customary closing conditions. UDF IV expects to call a special meeting of its shareholders to approve the proposed transaction and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting. Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed transaction. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED TRANSACTION. You may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

Forward-Looking Statements

This release contains forward-looking statements relating to, among other things, Ready Capital Corporation’s proposed acquisition of UDF IV and the timing thereof. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release including, among others, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; and the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Dylan O’Keefe

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668